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                             MATERIAL CHANGE REPORT

                  Section 75(2) of the Securities Act (Ontario)
            Section 85(1)(b) of the Securities Act (British Columbia)
                Section 146(1)(b) of the Securities Act (Alberta)
           Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
                Section 81(2) of the Securities Act (Nova Scotia)
         Section 76(2) of the Securities Act (Newfoundland and Labrador)


1.   REPORTING ISSUER

     Gerdau Ameristeel Corporation
     Hopkins Street South
     Whitby, Ontario
     L1N 5T1

2.   DATE OF MATERIAL CHANGE

     December 19, 2003

3.   PRESS RELEASE

     A press release was issued on December 19, 2003.

4.   SUMMARY OF MATERIAL CHANGE

     Gerdau Ameristeel Corporation ("Gerdau Ameristeel") filed a prospectus on December 18, 2003 commencing an exchange offer to exchange up to US$405,000,000 aggregate principal amount of registered 10 ?% Senior Notes due 2011 (the "Exchange Notes") of Gerdau Ameristeel and GUSAP Partners (collectively, the "Issuers") for the Issuers' outstanding Notes (the "Existing Notes") which were offered in a private placement in June, 2003. The Issuers received receipts for the prospectus relating to the exchange offer from the Ontario Securities Commission dated December 18, 2003 and the U.S. registration statement became effective on December 19, 2003.

5.   FULL DESCRIPTION OF MATERIAL CHANGE

     Gerdau Ameristeel filed a prospectus on December 18, 2003 commencing an exchange offer to exchange up to US$405,000,000 aggregate principal amount of the Exchange Notes of the Issuers for the Existing Notes which were offered in a private placement in June, 2003. The Issuers received receipts for the prospectus relating to the exchange offer from the Ontario Securities Commission dated December 18, 2003 and the U.S. registration statement became effective on December 19, 2003.

     The Exchange Notes (including the subsidiary guarantees) will have substantially the same form and terms as the outstanding Existing Notes, except that the Exchange Notes will be issued under a prospectus in Ontario and the Exchange Notes and subsidiary guarantees have


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     been registered under the U.S. Securities Act of 1933, as amended, and will not be subject to restrictions on transfer. The Exchange Notes will bear a different CUSIP number from the Existing Notes. Any Existing Note not exchanged will continue to have restrictions on transfer.

     The Issuers will accept for exchange any and all Existing Notes that are validly tendered and not withdrawn on or before 5:00 p.m., New York City time, January 23, 2004, unless extended.

6.   RELIANCE ON CONFIDENTIALITY PROVISIONS OF SECURITIES LEGISLATION

     Not applicable.

7.   OMITTED INFORMATION

     No significant facts remain confidential in, and no information has been omitted from, this report.

8.   SENIOR OFFICERS

     For further information please contact Tom J. Landa, Vice-President, Chief Financial Officer and Secretary at (813) 207-2300.

9.   STATEMENT OF SENIOR OFFICER

     The foregoing accurately discloses the material change referred to herein.

     DATED at Tampa, Florida, this 19th day of December, 2003.




       /s/  Tom J. Landa
     ---------------------------------------------
     Name:  Tom J. Landa
     Title: Vice-President, Chief Financial
            Officer and Secretary